Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 001-08262

Suiza Foods Corporation and Dean Foods Company expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http:///www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Corporate Secretary (Tel: 847-678-1680).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

Safe Harbor Statement

Some of the statements in this document are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies’ expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies’ projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the projected earnings per share and to realize projected cost savings and operational efficiencies is dependent upon the companies’ ability, in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and, potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this document speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

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Dean Foods issued the following press release on June 19, 2001:

News from Dean Foods

Contact: Barbara Klein, Vice President, Finance and CFO William Luegers, Vice President and Treasurer (847) 678-1680

Dean Foods Company Revises Earnings Outlook

Franklin Park, Illinois June 19, 2001 Dean Foods Company (“Dean” or the “Company”) (NYSE: DF) announced today that it expects to report earnings for the fourth quarter ending May 27, 2001 below Wall Street consensus estimates as a result of weaker than expected results in the Specialty Foods and National Refrigerated Products segments.

The Company said it expects to report earnings per share in the range of $0.40 to $0.43 in the fourth quarter of fiscal 2001 compared with the consensus earnings estimate of $0.64 per share and $0.83 per share in the fourth quarter of fiscal 2000. Full year fiscal 2001 earnings per share are expected to be in the range of $2.25 to $2.28 per share. These estimates exclude costs of approximately $22 million incurred as a result of the previously announced merger transaction with Suiza Foods Corporation.

The Company expects to report record sales in the fourth quarter. Revenue growth for the quarter was in the 12% range, reflecting increases in the Dairy Group, especially in ice cream, and new product launches and base business growth in the National Refrigerated Products Group.

Dairy Group earnings exceeded expectations for the quarter primarily due to solid performance in fluid milk, particularly in the Midwest and North Central regions. However, the Company said these positive results were more than offset by the following:

•	Lower than anticipated results in its Specialty Foods Group due to lower sales volumes, increased trade and promotional spending, and higher manufacturing and crop costs for pickles products;

•	Lower than anticipated volumes and higher promotional spending in the National Refrigerated Products Group for dips and dressings products; and

•	Increased expense for certain stock-based compensation programs due to the recent increase in the Company’s stock price.

“Obviously, we are disappointed in the finish to fiscal 2001”, said Howard Dean, Chairman and Chief Executive Officer. “Fiscal 2001 was a transitional year for Dean. In the fourth quarter we made progress in many areas, most notably in gaining efficiencies in the processing of intermediate and extended shelf life dairy products, but we have more to do. We will continue to focus on cost savings initiatives and our commitment to search for all opportunities for pricing adjustments and improvements in manufacturing efficiencies.”

The Company plans to report fourth quarter and full year fiscal 2001 earnings on June 27th.

About Dean Foods:
Dean Foods is one of the nation’s leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean’s label and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings.

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this press release. These risks include, but are not limited to, the ability to integrate acquisitions, adverse weather conditions resulting in poor harvest conditions, raw milk, resin, and fuel costs, interest rate fluctuations, the level of promotional spending, competitive pricing pressures, the effectiveness of marketing and cost management programs, and shifts in market demand.

Other Legal Information:
Dean Foods and Suiza Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement/prospectus and any amendments or supplements as well as other documents filed with the SEC. All such materials are accessible free of charge at the SEC’s website ( http://www.sec.gov ). In addition, all such materials may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400).

Dean, Suiza and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean and Suiza in favor of the transaction. The directors and executive offices of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. Stockholders of Dean and Suiza may obtain additional information regarding the interest of such participants by reading the joint proxy statement prospectus when it becomes available.